Exhibit 99.2
Subscription Agreement — New Hope
Agria Asia Investments Limited (the Company)
New Hope International (Hong Kong) Limited (New Hope)
Agria Group Limited (Agria Group)
Agria (Singapore) Pte Ltd (Agria Singapore)
20th Floor, Lumley Centre, 88 Shortland Street, Auckland 1010
TEL + 64 9 3539700 FAX + 64 9 3539701
www.minterellison.co.nz

Subscription Agreement

Details	4

Agreed terms	6

1. Defined terms and interpretation	6
1.1 Defined terms	6
1.2 Interpretation	7

2. Subscription	7
2.1 New Hope Subscription	7
2.2 Consideration	7
2.3 Adjustment of share capital, number of Shares and consideration	8
2.4 Consent of Agria Group	8

3. Conditions	8
3.1 Conditions	8
3.2 Failure to satisfy conditions	8

4. Completion	9
4.1 Time and place	9
4.2 Issue of Shares	9
4.3 Payment	9
4.4 Entry in share register	9
4.5 Interdependence of transactions	9

5. Previous Agreement	9

6. Representations and warranties	9
6.1 Capacity and powers	9
6.2 Additional Representations and Warranties of the Company	10
6.3 Acknowledgement	11
6.4 Notice of Warranty Claims	11
6.5 Time limits for Claim Notices and Warranty Claims	12
6.6 Lower limits for Warranty Claims	12
6.7 Upper limit for Warranty Claims	12

7. Disclaimers	12
7.1 No representation or warranty as to investment	12
7.2 No liability	12

8. Assignment	12
8.1 Successors	12
8.2 Parties may not assign	12

9. Disputes	12

10. Notices	13
10.1 Service of notices	13
10.2 Effective on receipt	13
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11. Confidentiality and publicity	13
11.1 Confidentiality	13
11.2 Publicity	14

12. Miscellaneous	14
12.1 Costs	14
12.2 Counterparts and facsimile and electronic copies	14
12.3 No merger	14
12.4 Relationship	14
12.5 Alterations	14
12.6 Governing law	14

Signing page	15

Schedule 1 — Diagram	16

Schedule 2 — List of Outstanding Liabilities (clause 6.2(c))	17

Schedule 3 — Adjustment of share capital, number of New Hope Shares and Subscription Price	18
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Details

Date	14 April 2011

Parties

Name	Agria Asia Investments Limited
Short name	the Company
Notice Details	c/- Latham & Watkins LLP
Unit 2318, China World Trade Office 2
1 Jian Guo Men Wai Avenue
Beijing 100004
Peoples Republic of China
Direct Dial: 0086 10 59657024
Email: wei.wei@lw.com

Name	New Hope International (Hong Kong) Limited
Short name	New Hope
Notice Details	Suite 2508, West Tower, LG Twin Towers,
Jianguomenwai Avenue,
Chaoyang District, Beijing, China
Fax: 010-65676087
Attention: Tianli Zhang

Name	Agria Group Limited
Short name	Agria Group
Notice Details	c/- Latham & Watkins LLP
Unit 2318, China World Trade Office 2
1 Jian Guo Men Wai Avenue
Beijing 100004
Peoples Republic of China
Direct Dial: 0086 10 59657024
Email: wei.wei@lw.com

Name	Agria Singapore Pte Ltd
Short name	Agria Singapore
Notice Details	c/- Latham & Watkins LLP
Unit 2318, China World Trade Office 2
1 Jian Guo Men Wai Avenue
Beijing 100004
Peoples Republic of China
Direct Dial: 0086 10 59657024
Email: wei.wei@lw.com
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Background
A	The Company was incorporated in the British Virgin Islands on 26 November 2008 and currently has a share capital of $US$1.00.

B	The Company is a member of the Agria Group as shown on the structure diagram set out in Schedule 1 to this Agreement.

C	Agria Singapore holds 19.01% of the shares in PGG Wrightson Limited (PGW) the purchase of which was financed by an intercompany loan from Agria Group to the Company which was on loaned by the Company to Agria Singapore.

D	The Company subscribed for US$25,000,000 principal amount of convertible redeemable notes (CRNs) issued by PGW, which subscription was financed by an intercompany loan from Agria Group to the Company.

E	Agria Singapore has launched a takeover offer to acquire 38.3% of the shares in PGW that it does not currently hold (Takeover Offer). If the Takeover Offer is successful, Agria Singapore will hold 50.01% of the shares in PGW.

F	The Share Capital of the Company is currently US$1.00. Subject to adjustment as provided in clause 2.3, it is proposed that prior to the closing of the Takeover Offer the issued Share Capital of the Company will increase to US$164,958,107 consisting of 102,522,986 Shares, each with a par value of US$1.60898657 comprising:
(a)	57,241,000 Shares (equal to approximately 55.8% of the total Shares in the Company) issued to Agria Group pursuant to a Subscription Agreement between Agria Group and the Company in satisfaction of the shareholder loans and other contributions totalling US$92,100,000 made by Agria Group to or on behalf of the Company;

(b)	32,851,801 Shares (equal to approximately 32% of the total Shares in the Company) issued to Agria Group pursuant to the said Subscription Agreement between Agria Group and the Company for a consideration of US$52,858,107 (including all expenses already paid by Agria Group or Agria Corporation on behalf of the Company and including any transaction expenses which the parties agree will be paid by Agria Group on behalf of the Company as referred to in clause 12.1);

(c)	12,430,185 Shares (equal to approximately 12.12% of the total Shares in the Company) issued to New Hope for a consideration of US$20,000,000 pursuant to a Subscription Agreement between New Hope and the Company.
G	On 23 January 2011 Agria Parent, the Company, Agria Singapore and New Hope Group entered into a subscription agreement to make the funds available to enable Agria Singapore to complete the purchase of shares in PGW pursuant to the Takeover Offer (Previous Agreement). It is intended that the terms of the Previous Agreement will be superseded by this Agreement and the Agria Subscription Agreement.

H	New Hope has agreed to provide funding to the Company by subscribing for Shares on the terms and conditions set out in this Agreement.
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Agreed terms
1.	Defined terms and interpretation

1.1	Defined terms
In this Agreement, unless the context otherwise requires:
Agreement means this agreement.
Agria Subscription Agreement means the subscription agreement entered into contemporaneously herewith between Agria Group and the Company for the issue of Shares to Agria Group as referred to in paragraphs F(a) and (b) of the Background.
ANZ means ANZ National Bank Limited.
Business Day means a day that is not a Saturday or Sunday, or a public holiday in any of Beijing, China and Auckland and Christchurch, New Zealand.
Completion means the performance by the Company and New Hope of their respective obligations under clause 4 or, as the context may require, the point in time when such performance is completed.
Due Diligence Investigation means the due diligence investigation conducted by the legal advisors of New Hope towards the Company and Agria Singapore respectively.
Exchange Rate means the exchange rate to be applied for the purposes of Completion when calculating the total share capital of the Company, the number of New Hope Shares, the number of shares to be subscribed for by Agria Group under the Agria Subscription Agreement, and the Subscription Price, such exchange rate being either the rate fixed by a hedge contract put in place by Agria Group with the agreement of New Hope, or the spot rate fixed by ANZ on the date of conversion of funds from US dollars to New Zealand dollars as provided for in Schedule 3.
Material Adverse Effect means any effect, change, event, occurrence or development (each, an “Effect”) with respect to the Company and Agria Singapore and their business and operations taken as a whole and as a going concern, that is or is reasonably likely to be materially adverse to the results of the Company’s and Agria Singapore’s business, affairs, properties, assets, liabilities or conditions (financial or otherwise), operations or capital, or that is materially adverse to the completion of the transactions contemplated by this Agreement.
New Hope Shares means 12,430,185 new Shares to be issued by the Company to and subscribed for by New Hope under clause 2, subject always to adjustment of that number pursuant to clause 2.3.
Shareholder means a person who holds Shares.
Shareholders’ Agreement means the shareholders’ agreement or agreements relating to the Company entered into between the Company and its shareholders from time to time.
Shares means ordinary shares in the Company.
Subscription Price means US$1.60898657 for each New Hope Share, subject always to adjustment of that amount pursuant to clause 2.3.
Takeover Offer means the partial takeover offer by Agria Singapore referred to in paragraph E of the Background.
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Takeovers Code means the code recorded in the New Zealand Takeovers Code Approval Order 2000.
Transaction Expenses means the expenses incurred by or on behalf of the Company and Agria Singapore in relation to the Takeover Offer.
Transaction Expenses Schedule means the schedule agreed to by the parties to this Agreement setting out an estimate of the Transaction Expenses and the party who has or will fund them.
Warranties means the warranties contained in clause 6.2.
Warranty Claim means any claim by New Hope against the Company for breach of any Warranty.
1.2	Interpretation
In this Agreement, unless the context otherwise requires, references to:
(a)	one gender includes the other;

(b)	the singular includes the plural and vice versa;

(c)	another grammatical form of a defined word or expression has a corresponding meaning;

(d)	a month or a year are references to a calendar month or calendar year (as the case may be);

(e)	any enactment includes statutes or statutory provisions or orders or regulations made thereunder, and includes:
(i)	that statute, provision, order or regulation as amended, modified re enacted or replaced from time to time (whether before or after the date of this Agreement); and

(ii)	any previous statute, statutory provision, order or regulation amended, modified, re enacted or replaced by that statute, provision, order or regulation;
(f)	a party to this Agreement includes, so far as is consistent with the provisions of this Agreement, that party’s executors, administrators, successors in title and assigns;

(g)	a reference to NZ$ is a reference to the currency of New Zealand;

(h)	a reference to US$ is a reference to the currency of the United States of America;

(i)	a reference to time is to New Zealand time;

(j)	a clause is a reference to a clause in this Agreement;

(k)	headings are for ease of reference only and shall not affect the interpretation of this Agreement; and

(l)	the meaning of general words is not limited by specific examples introduced by “including”, “for example” or similar.
2.	Subscription

2.1	New Hope Subscription

New Hope agrees to subscribe for the New Hope Shares.

2.2	Consideration
The consideration for the issue by the Company of the New Hope Shares is the Subscription Price multiplied by the number of New Hope Shares.
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2.3	Adjustment of share capital, number of Shares and consideration
(a)	The total share capital of the Company, the number of New Hope Shares and the Subscription Price as set out above in this Agreement are calculated on the basis of an exchange rate of NZ$1:US78c. If the Exchange Rate applied by the parties for the purposes of Completion is different from this then the total share capital of the Company, the number of New Hope Shares and the Subscription Price will be adjusted as provided in Schedule 3.

(b)	Subject to paragraph (c) of this clause 2.3, the total share capital and percentage shareholdings of the Company will also be adjusted if the Transaction Expenses identified on or before Completion to be incurred by Agria Group or Agria Corporation exceed the amount estimated in the Transaction Expenses Schedule, in which event additional fully paid Shares will be issued to Agria Group.

(c)	The approval of all parties to this Agreement must be obtained for Transaction Expenses which exceed the relevant amount estimated in the Transaction Expenses Schedule by more than US$50,000 in total.
2.4	Consent of Agria Group

Agria Group consents for all purposes to the issue of the New Hope Shares to New Hope pursuant to this Agreement.

3.	Conditions

3.1	Conditions
The obligations of New Hope and the Company under this Agreement shall be subject to, and conditional upon, the following:
(a)	All necessary consents being obtained, including:
(i)	under the Overseas Investment Act 2005; and

(ii)	under the regulatory requirements of China.
(b)	The Takeover Offer becoming unconditional in all respects in accordance with its terms (including Agria Singapore having received acceptances under the Takeover Offer that, when taken together with the shares in PGW already held by Agria Singapore, would (once the Takeover Offer is declared unconditional and the relevant shares transferred to Agria Singapore), confer on Agria Singapore 50.01% of the voting rights in PGW.

(c)	The subscription for Shares by Agria Group referred in paragraphs F(a) and (b) of the Background is completed in accordance with clause 4.5.

(d)	The Company has entered into a binding agreement with ANZ with respect to a loan of approximately NZ$53,000,000 to fund the Takeover Offer, which cannot be unilaterally revoked by ANZ at its discretion without cause.

(e)	The Company and Agria Singapore have entered into a binding inter-company loan facility under which the Company provides a facility to Agria Singapore for the purpose of funding the Takeover Offer.
3.2	Failure to satisfy conditions
If any of the conditions set out in clause 3.1 has not been satisfied or waived by 23 April 2011 (or such other date agreed in writing by the parties), either New Hope or Agria Group may cancel this Agreement by notice in writing to the other parties.
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4.	Completion

4.1	Time and place

Subject to the conditions being satisfied or waived in accordance with clause 3, Completion is to take place on or before 29 April 2011.

4.2	Issue of Shares

On Completion, subject to and in accordance with clauses 2.3 and 4.5 and Schedule 3, the Company shall issue to New Hope the New Hope Shares for the Subscription Price multiplied by the number of New Hope Shares.

4.3	Payment

On Completion, subject to and in accordance with clauses 2.3 and 4.5 and Schedule 3, New Hope shall pay to the Company the Subscription Price for the New Hope Shares free of any deduction, withholding, set off, counterclaim, restriction or condition.

4.4	Entry in share register

Subject to clause 4.5, following receipt by the Company of the Subscription Price for the New Hope Shares in accordance with clause 4.3, the Company shall enter the name of New Hope in the share register of the Company as the holder of the New Hope Shares and may issue a share certificate for those shares to New Hope.

4.5	Interdependence of transactions

Agria Group and New Hope agree with each other that each of them shall comply with its obligations under the Agria Subscription Agreement and this Agreement respectively and, without prejudice to any rights, remedies or claims any party may have on another party by reason of breach of the Agria Subscription Agreement or this Agreement by that other party, it is agreed that the obligations of Agria Group and New Hope under the Agria Subscription Agreement and this Agreement respectively are interdependent and no payment or issue of Shares will be deemed to have been made until all payments and issues of shares have been made under the Agria Subscription Agreement and this Agreement and the conditions set out in clause 3.1 have been satisfied or waived.

5.	Previous Agreement

The Previous Agreement is superseded by this Agreement and the Agria Subscription Agreement, and shall cease to have effect.

6.	Representations and warranties

6.1	Capacity and powers

Each party represents and warrants to the other parties that each of the following statements is true and accurate as at the date of this Agreement:
(a)	it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(c)	it has taken all necessary action to authorise its entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement; and
(d)	its obligations under this Agreement are valid, binding and enforceable against it in accordance with their terms.
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6.2	Additional Representations and Warranties of the Company
In addition to the representations and warranties in clause 6.1, the Company hereby represents and warrants to New Hope as follows and acknowledge that New Hope is relying on such representation and warranties in connection with the transactions contemplated herein:
(a)	all information which has been prepared by the Company and Agria Singapore, respectively, relating to the Company and Agria Singapore and the business, property and liabilities of the Company and Agria Singapore, either publicly disclosed or provided to the New Hope are, as of the date of such information, true and correct in all material respects, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date made;

(b)	to the Company’s knowledge, the Company and Agria Singapore have, and the directors and officers of the Company and Agria Singapore have, answered questions or inquiries of New Hope and their counsel in connection with the Due Diligence Investigations fully and truthfully;

(c)	except for those disclosed in the Due Diligence Investigation and listed in Schedule 2 attached therewith, the Company and Agria Singapore do not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise;

(d)	the Company and Agria Singapore do not have any encumbrance (including without limitation mortgage, charge, pledge or other form) over their assets or undertakings. except for the security interest held by ANZ.

(e)	except for those disclosed in the Due Diligence Investigation and listed in Schedule 2 attached therewith, there are no written agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs, or decrees to which the Company or Agria Singapore is a party or to its knowledge by which the Company or Agria Singapore is bound;

(f)	the minute books of the Company and Agria Singapore provided to the New Hope’s legal advisor during Due Diligence Investigation contain minutes of all meetings of directors and shareholders and all actions by written consent without a meeting by the directors and shareholders since the date of incorporation of the Company and Agria Singapore and all such meetings were or will have been duly called and properly held and all such resolutions were or will have been properly adopted;

(g)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and Agria Singapore have been paid except for where the failure to pay such Taxes would not constitute a Material Adverse Effect of the Company or Agria Singapore; all tax returns, declarations, remittances and filings required to be filed by the Company and Agria Singapore have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute a Material Adverse Effect of the Company or Agria Singapore; there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or Agria Singapore, in any case, except where such examinations, issues or disputes would not constitute an Material Adverse Effect of the Company or Agria Singapore; and to the knowledge of the Company, no examination of any tax return of the Company is currently in progress;
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(h)	the Company and Agria Singapore have not received notice of or instituted any legal or governmental proceedings, actions or investigations (whether at law or in equity) to which the Company or Agria Singapore is a party or to which their property is subject, that would result individually or in the aggregate in a Material Adverse Effect in the operation, business or condition of the Company or Agria Singapore, no such proceedings, actions or investigations have been threatened and to the knowledge of the Company, none are pending against or are contemplated with respect to the Company or Agria Singapore or any of the respective properties of the Company or Agria Singapore;

(i)	the Company and Agria Singapore have conducted and are conducting the business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and are licensed, registered or qualified in all jurisdictions where they are so required to be licensed, registered or qualified; all such licenses, registrations, qualifications and permits are valid, subsisting and in good standing and they have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect;

(j)	the New Hope Shares being subscribed hereunder, when issued in accordance with the terms of this Agreement for the consideration expressed herein will be duly and validly issued and fully paid, and will be free of restrictions on transfer unless otherwise provided in the Articles of the Company;

(k)	No consent, approval, qualification, order or authorization of, or filing with, any local, or central governmental authority is required on the part of the Company in connection with the Company’s valid signing, delivery, or performance of this Agreement and the issuance of the New Hope Shares by the Company.
6.3	Acknowledgement
New Hope acknowledges it enters into this Agreement and agrees to subscribe for Shares relying solely upon its own judgement, after taking such independent advice as it considers appropriate in the circumstances, and not upon any representations, warranties, undertakings or statements made by or on behalf of the Company or any of its directors, officers, employees or agents, except in so far as such representations, warranties, undertakings and statements are expressly set out in this Agreement.
6.4	Notice of Warranty Claims
(a)	New Hope must give the Company written notice as soon as reasonably practicable after it becomes aware of a Warranty Claim or anything New Hope becomes aware of that may result in a Warranty Claim (including any Claim by a third party) (Claim Notice).

(b)	A Claim Notice must include reasonable details of the Warranty Claim (to the extent known by New Hope) including:
(i)	the nature of the Warranty Claim; and

(ii)	whether the Warranty Claim involves a Claim by a third party.
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6.5	Time limits for Claim Notices and Warranty Claims

The Company will not be liable for any Warranty Claim unless it receives a Claim Notice in respect of that Warranty Claim or in respect of the circumstances, including any contingent liability, New Hope becomes aware of that may result in a Warranty Claim, within 12 months after Completion.

6.6	Lower limits for Warranty Claims

The Company will not be liable for a Warranty Claim unless the amount of the Warranty Claim (whether individually or collectively in respect of a related series of claims arising from the same set of facts, matters or circumstances, giving rise to the breach of warranty) is more than US$300,000.

6.7	Upper limit for Warranty Claims
(a)	The Company’s maximum aggregate liability for Warranty Claims is limited to an amount equivalent to the Subscription Price multiplied by the number of Shares subscribed and paid for by New Hope pursuant to this Agreement.

(b)	Notwithstanding any other provision in this Agreement, the Company will have no liability for indirect and/or consequential loss or damage, including for loss of profit (whether direct, indirect, anticipated or otherwise), loss of expected savings or opportunity costs, loss of business (including loss or reduction of goodwill) and/or damage to reputation, regardless of whether any or all of these things are considered to be reasonably contemplated losses or damage, in contract, tort (including negligence), under any statute or otherwise arising from or related in any way to this Agreement or its subject matter.
7.	Disclaimers

7.1	No representation or warranty as to investment

Neither the Company nor any of its directors, officers, employees or agents makes any recommendation as to the suitability of an investment in the Company.

7.2	No liability

To the maximum extent permitted by law, the Company and its directors, officers, employees and agents disclaim all liability in relation to the matters referred to in clause 7.1.

8.	Assignment

8.1	Successors

This Agreement will be binding on, and enure for the benefit of, the parties and their respective successors and their permitted assignees, nominees or transferees.

8.2	Parties may not assign

No party may assign or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the other parties.

9.	Disputes

Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause.

The appointing authority shall be Hong Kong International Arbitration Centre.
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The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (HKIAC).

There shall be only one arbitrator.

Any such arbitration shall be administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained.

10.	Notices

10.1	Service of notices

A notice, demand, consent, approval or communication under this Agreement (Notice) must be:
(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post, facsimile or email to the recipient’s address for Notices specified in the Parties section of this Agreement, as varied by any Notice given by the recipient to the sender.
10.2	Effective on receipt

A Notice given in accordance with clause 10.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, on the second Business Day after the date of posting to an address within the country in which the notice was sent (or on the seventh Business Day after the date of posting if posted to or from a place outside the country from which the notice was sent);

(c)	if sent by facsimile, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day; or

(d)	if sent by email, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that email was sent to the email address of the addressee notified for the purposes of this clause), but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day.
11.	Confidentiality and publicity

11.1	Confidentiality

No party shall reveal any information concerning this Agreement or its subject matter to any third party other than:
(a)	as required by law or the rules of any applicable stock exchange. In such a case, the disclosing party shall notify the other parties before making any disclosure and shall take into account any reasonable comment or request of the other parties for any such disclosure;
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(b)	in good faith and in proper furtherance of the objects of this Agreement;

(c)	to its professional advisers, bankers, financial advisers, and financiers, if those persons undertake to keep the information disclosed confidential;

(d)	to any of its employees to whom it is necessary to disclose the information if those employees undertake to keep the information confidential; or

(e)	information already in the public domain;
and in any such case, the disclosure of information shall be made on terms consistent with this Agreement, on a “need to know basis” and on terms consistent with any other written statements agreed in writing between the parties.

11.2	Publicity

No announcement, press release or other communication of any kind relating to the existence, or terms, of this Agreement may be made by any party without first obtaining the prior written approval of the other parties.

12.	Miscellaneous

12.1	Costs

The costs and expenses incurred in connection with this Agreement shall be paid or satisfied as agreed in writing between the parties.

12.2	Counterparts and facsimile and electronic copies
(a)	This Agreement may be executed in counterparts and all executed counterparts constitute one document.

(b)	This Agreement may be executed on the basis of an exchange of facsimile, scanned or other electronic copies and execution of this Agreement by such means is to be a valid and sufficient execution.
12.3	No merger

The rights and obligations of the parties under this Agreement do not merge on completion of any transaction contemplated by it.

12.4	Relationship

Except where this Agreement expressly states otherwise, this Agreement does not create a relationship of employment, trust, agency or partnership between the parties.

12.5	Alterations

This Agreement may be altered only in writing signed by each party.

12.6	Governing law

This Agreement is governed by the laws of Hong Kong and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Hong Kong.
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Signing page
EXECUTED as an agreement

AGRIA ASIA INVESTMENTS LIMITED by:	/s/ Xie Tao Signature of director

Xie Tao Name of director

Signature of director

Name of director

NEW HOPE INTERNATIONAL (HONG KONG) LIMITED by:	/s/ Hang Wang Signature of director

Hang Wang Name of director

Signature of director

Name of director

AGRIA GROUP LIMITED by:	/s/ Lai Guanglin Signature of director

Lai Guanglin Name of director

Signature of director

Name of director

AGRIA (SINGAPORE) PTE LTD by:	/s/ Xie Tao Signature of director

Xie Tao Name of director

Signature of director

Name of director
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Schedule 1— Diagram
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Schedule 2 — List of Outstanding Liabilities (clause 6.2(c))
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Schedule 3 — Adjustment of share capital, number of New Hope Shares and Subscription Price
Attached to this Schedule are three spreadsheets. Spreadsheet A, based on an exchange rate of NZ$1:US78c shows the calculation of:
(a)	the total share capital of the Company, namely 102,522,986 Shares;

(b)	the number of Capitalisation Shares as set out in the Agreement, namely 57,241,000;

(c)	the number of Additional Shares as set out in the Agreement, namely 32,851,801; and

(d)	the Subscription Price set out in the Agreement, namely US1.60898657.
If the exchange rate applied for the purposes of Completion is different from NZ$1:US78c, then the total share capital, the number of Capitalisation Shares and Additional Shares and the Subscription Price will be adjusted accordingly. Examples of how the adjustments will be made are shown in Spreadsheet B which uses an exchange rate of NZ1:US77c, and also in Spreadsheet C which uses an exchange rate of NZ$1:US79c.
Further adjustments may be made as provided in clause 2.3 of the Agreement.
It is agreed that each of New Hope and Agria will transfer the funds in US dollars respectively required to be subscribed under this Agreement and the New Hope Subscription Agreement. Agria Group will transfer its funds on 26 April 2011 into the trust account with ANZ held by Computershare Investor Services Limited (Computershare) in US dollars. ANZ will be requested to send a statement to New Hope forthwith advising of receipt of the funds from Agria Group. New Hope will then transfer its funds to the same Computershare trust account. On 29 April the US dollars in the said account will be converted to New Zealand dollars at the Exchange Rate. The trust account held by Computershare is as follows:

Name of Bank:	ANZ Bank, 95 Hurstmere Road, Takapuna Auckland

Account name:	Computershare Investor Services Limited

Account number:	01-0274-0117695-03

SWIFT code:	ANZBNZ22
For New Hope, the amount to be transferred on or before 28 April 2011 is US$20,000,000. For Agria Group, the amount to be transferred will be an estimate of the amount required under this Subscription Agreement. If the actual amount required from Agria Group in New Zealand dollars on 28 April 2011 is more than the amount transferred by Agria Group and converted into New Zealand dollars as aforesaid, then Agria Group shall forthwith make up the deficiency to ensure that on Completion Agria Group has contributed a sufficient amount of US dollars to meet its share of the total amount of New Zealand dollars required for the purposes of Completion in accordance with the examples set out in the Spreadsheets that total amount being shown as NZ$154,811,906 on Spreadsheet A. If the actual amount required as at 28 April 2011 is less than the amount transferred by Agria Group and converted as aforesaid, then the surplus shall be refunded forthwith to Agria Group.
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